UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) announced that John Sheppard, the President of SodaStream U.S., has informed the Company of his resignation due to personal reasons. Mr. Sheppard will continue to work through April 30, 2016 in order to ensure an orderly transition of his duties. The Company thanks Mr. Sheppard for his work with the Company.

At the same time, the Company announced that Mr. Doug Pritchard, currently the Country Manager for SodaStream Canada, will be appointed, effective immediately, as the Interim President of SodaStream North America. In his new role, Mr. Pritchard will oversee all operations for the brand in the U.S. and Canada, and will report directly to Daniel Birnbaum, the Chief Executive Officer of the Company.

Mr. Pritchard joined SodaStream in September 2015 as the Canadian Country Manager and quickly showed impressive leadership skills leading the market to a turnaround. During the 10 years prior to joining SodaStream, Mr. Pritchard was with Kraft Canada where he was most recently the Canadian VP Beverages. He oversaw the approximately $500 million annual coffee and cold beverage business of Kraft Canada and led double digit growth over a five-year period. At Kraft, Mr. Pritchard led the turnaround of the coffee business; developed and executed the growth plan for the Tassimo brand, led the development and launch of McCafe into the grocery segment and more. Prior to that, Mr. Pritchard held for 10 years, various managerial positions at General Mills in the U.S. and Canada, the last of which was Senior Marketing Manager for Yoplait in the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)

Date: March 3, 2016	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
Head of Legal Department